CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF HELIOS EXCHANGE, INC.

Helios Exchange, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”)

DOES HEREBY CERTIFY:

FIRST:  The name of the Corporation is Helios Exchange, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 24, 2013.

THIRD: That the Board of Directors of the Corporation duly  adopted  a  resolution setting forth a proposed amendment to the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Certificate of Incorporation of  the Corporation be amended to read in its entirety as follows:

ARTICLE IV

A.

Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is twenty million one hundred thousand (20,100,000) shares. Twenty million (20,000,000) shares shall be Common Stock each with a par value of

$0.00001 per share and one hundred thousand (100,000) shares shall be Preferred Stock, each with a par value of $0.00001 per share.

B.

Rights, Preferences and Restrictions of Preferred Stock. The board of directors of the corporation (“Board of Directors”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of shares of Preferred Stock in one or more series by filing a certificate of designations pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates establishing a series of Preferred Stock.

Except as otherwise expressly provided in any certificate of designations designating any series of Preferred Stock pursuant to the foregoing provisions of this Section IV.

B. or by the General Corporation Law of Delaware, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the existing classes of Preferred Stock or any future class or series of Preferred Stock or Common Stock.

FOURTH: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its Chief Operating Officer this 30th day of January, 2017.

Hewson Baltzell

President and Chief Operating Officer